# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Once Upon a Farm, PBC, CIK 0001696556
CUSIP: 68237F108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2111 SAN PABLO AVENUE, SUITE 2216, BERKELEY, California (CA), 94702
Date of event which requires filing of this statement: 05/20/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001165002

## Reporting persons
- WESTWOOD HOLDINGS GROUP INC: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); sole voting power 1,555,461; shared voting power 168; sole dispositive power 2,116,192; shared dispositive power 168; aggregate amount beneficially owned 2,116,360 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Once Upon a Farm, PBC
Address of issuer's principal executive offices: 2111 SAN PABLO AVENUE, SUITE 2216, BERKELEY, CALIFORNIA, 94702

## Item 2. Person Filing
Name of person filing: Westwood Management Corporation
Address of principal business office or, if none, residence:
200 Crescent Court, Suite 1200
Dallas, Texas 75201
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2116360
Percent of class: 5.05
Sole power to vote or to direct the vote: 1555461
Shared power to vote or to direct the vote: 168
Sole power to dispose or to direct the disposition: 2116192
Shared power to dispose or to direct the disposition: 168

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- WESTWOOD HOLDINGS GROUP INC: Carl N. Cochran, Associate Compliance Officer (05/27/2026)